Via Facsimile and U.S. Mail
Mail Stop 6010

March 12, 2008

Mr. Weng Jianjun
President and Chief Executive Officer
Tian'an Pharmaceutical Co., Ltd.
Level 11, International Trade Centre,
No. 196 Xiaozhai East Road
Xi'an, China

> **Re:** **Item 4.01 Form 8-K/A**
> **Filed March 6, 2008**
> **File No. 333-135434**

Dear Mr. Jianjun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 8-K/A

1. It is unclear from your former accountant's letter dated February 14, 2008 attached as an exhibit to your amended filing whether your former accountant agrees with the statements made in your amended Item 4.01 Form 8-K filed on March 6, 2008. Please amend your filing and provide an updated letter from your former accountants. Your former accountant should clearly state whether they agree with the statements made in the second amendment to your Item 4.01Form 8-K. Please refer to Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their updated letter.

2. It appears your original Item 4.01 8-K was not filed within 4 business days of the date of your former accountant's resignation. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

3. In connection with responding to our comments, please provide in a letter, a statement acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

As appropriate, please amend your filing in response to these comments and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please do not hesitate to call me at (202) 551-3656.

Sincerely,

Ibolya Ignat
Staff Accountant